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EX99.13 - PRESS RELEASE DATED MAY 12, 2005: MIV THERAPEUTICS MEDICAL OFFICER DR.
          DOV SHIMON INTERVIEWED BY BIOMEDDISCOVERIES.COM ABOUT NEW CLINICAL EVIDENCE OF STENT RISKS


   STUDY IN JOURNAL OF THE AMERICAN MEDICAL ASSOCIATION FINDS HIGHER RATE OF
        COMPLICATIONS AND DEATH WITH INDUSTRY-LEADING DRUG-COATED STENTS

LOS ANGELES, May 12, 2005 (PRIMEZONE) -- BiomedDiscoveries.com, http://www.BiomedDiscoveries.com , the online source for exclusive investor information in the biotechnology sector, announced the online availability of an audio interview with cardiac specialist Dr. Dov Shimon, Chief Medical Officer at MIV Therapeutics (OTCBB:MIVT), a developer of next-generation biocompatible coatings and drug delivery technologies. In the interview, Dr. Shimon discussed a recent scientific study confirmed previous studies suggesting that commonly used drug-coated stents cause a much higher rate of complications and death than previously thought, and said the study further underscores the need for improved biocompatible drug-coated stents.

The May 4 edition of the widely respected Journal of the American Medical Association (JAMA) contained the published report. Dr. Shimon summarized the study's conclusions, which was authored by Italian medical researchers at the Centro Cuore Columbus Hospital in Milan. Among other findings, the researchers reported a higher-than-expected rate of serious complications among patients with cardiovascular disease who had received either Johnson & Johnson's Cypher drug-coated stent, or Boston Scientific's Taxus model. The companies are the major players in the fast-growing multi-billion-dollar worldwide marketplace for implanted vascular stents. Stents are expandable wire-mesh devices placed in clogged blood vessels, and are used to prop open the vessels to maintain healthy blood flow to the heart or elsewhere in the body.

The Italian study, which followed more than 2,200 patients, found serious side effects such as blood clots or death at two to three times the rates formerly published for the devices, according to a recent news story in the Financial Times (FT.com) that reported on the JAMA article. According to the authors of the Italian study, the risk increases were attributed to the greater length of the Italian study. Previous experiments on stent safety assessed patient health up to 30 days following stent implantation, while the Italian trials followed patients up to nine months after surgery. Moreover, in patients with diabetes, renal failure and reduced contractility of the heart, the thrombosis rate was even higher. Patients who stopped using anti-platelet oral therapy that is routinely given to patients following stenting for bleeding or other surgery, had an alarming rate of 29% thrombosis.

"This is very significant information for the stent industry," said Dr. Shimon. "Vascular stents are extremely popular medical devices for the treatment of heart disease, but there is a great deal of room for improvement. For example, most stents are not bio-compatible, and so the human body does not always accept the foreign element of the stents with ease. Drug-coated stents were developed to reduce inflammation of blood vessels and restenosis (renarrowing of vessels). However, as this new study has shown, there is still a great deal of room for improvement, and it is precisely this area of improvement that is the primary focus of MIVT's product development initiatives. MIVT's next-generation HAp coatings are non-thrombogenic, and have already demonstrated excellent biocompatibility, improved safety and drug-coating functionality."

The streaming audio interview can be accessed at http://www.BiomedDiscoveries.com . Registration to listen to the interview is free.

About MIV Therapeutics
----------------------

MIV Therapeutics is developing a next-generation line of advanced biocompatible coatings for passive and drug-eluting application on cardiovascular stents and other implantable medical devices. MIVT's ultra-thin coating formulation is designed primarily to protect surrounding tissue from the chemical interaction of metal stents. MIVT's ultra-thin coating has been derived from a unique biocompatible material called hydroxyapatite (HAp) that demonstrated during in-vivo animal trials excellent safety and superior healing properties pursued by the science in the field of advanced implantable drug delivery systems. Hydroxyapatite is a bioactive porous material that makes up the bone mineral and matrix of teeth. It is widely used as a bone substitute material and for coating implantable fixation devices in orthopedic, dental and other applications. MIVT reached a Collaborative Research Agreement (CRA) with the University of British Columbia and received a research and development grant from the Natural Sciences and Engineering Research Council of Canada (NSERC) in 2002 for the development of hydroxyapatite as a drug-eluting coating. In December 2004 MIVT received a government grant for the research program titled "Development of Novel Drug Eluting Composite Coatings for Cardiovascular Stents" under the National Research Council -- Industrial Research Assistance Program (NRC-IRAP). Under this sponsorship the Company will progress to the development stage, which is

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expected to finalize the drug-eluting research and development program. For more information, please visit http://www.trilogy-capital.com/tcp/mivt/website.html. To read or download MIV Therapeutics' Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/mivt/factsheet.html. To obtain daily and historical Company stock quote data, and recent Company news releases, visit http://www.trilogy-capital.com/tcp/html/mivt.htm.

About BiomedDiscoveries.com
---------------------------

BiomedDiscoveries.com provides exclusive commentary, research, interviews and other information focused on biotechnology-related companies and developments in the smallcap investment marketplace. BiomedDiscoveries.com strives to provide investors with information and research-based data regarding important individual companies and overall marketplace trends. Resources available on BiomedDiscoveries.com include audio interviews with corporate leaders and respected commentators, as well as technical white papers and other forms of market and investment analysis. It is located at http://www.BiomedDiscoveries.com .

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--------------------------

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Compensation and Other Disclosures
----------------------------------

BiomedDiscoveries.com is a wholly-owned subsidiary of Trilogy Capital Partners, Inc. Trilogy Capital Partners provides investor relations services to public companies. The companies presented by BiomedDiscoveries.com are usually clients of Trilogy Capital Partners and compensate Trilogy Capital Partners for these
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Trilogy Capital Partners and its affiliates may own securities of the presenting
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companies in the open market or in private transactions. Trilogy receives compensation from MIV Therapeutics of $10,000 per month through November 2005 and thereafter for so long as Trilogy is retained to provide investor relations services. Trilogy has non-transferable warrants from this company to purchase 2,720,000 shares of common stock for $0.26 per share and expiring in November 2007, provided that Trilogy may not exercise the warrants to the extent that following such exercise Trilogy would beneficially own 5% or more or the outstanding common stock of this company.


CONTACT: BiomedDiscoveries.com Astra Gomez 800-592-6061

SOURCE: BioMedDiscoveries.com